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                          January 14, 2021

       Michael D. West
       President and Chief Executive Officer
       AgeX Therapeutics, Inc.
       101 Marina Village Parkway, Suite 201
       Alameda, CA 94501

                                                        Re: AgeX Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 8,
2021
                                                            File No. 333-251988

       Dear Mr. West:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Richard S. Soroko, Esq.